UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-6523

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Bank of America 401(k) Plan for Legacy Companies

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of America Corporation

Bank of America Corporate Center

Charlotte, NC 28255

Financial Statements and Report of

Independent Registered Public Accounting Firm

The Bank of America 401(k) Plan for Legacy Companies

December 31, 2010 and 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and the Corporate Benefits Committee of

    The Bank of America 401(k) Plan for Legacy Companies

We have audited the accompanying statements of net assets available for benefits of The Bank of America 401(k) Plan for Legacy Companies (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Morris, Davis & Chan LLP

Charlotte, North Carolina

June 23, 2011

The Bank of America 401(k) Plan for Legacy Companies

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009

Assets

Investments, at fair value (Notes 2, 5 and 6)
Money market and interest bearing cash	$9,986,639	$13,242,485
Mutual funds	3,132,343,507	2,779,065,515
Collective investment funds	391,063,646	273,617,944
Common stocks	516,632,648	558,132,402
Other investments	27,690	—

Total non-Master Trust investments	4,050,054,130	3,624,058,346
Plan interest in the Stable Value Master Trust (Notes 5 and 6)	1,175,440,571	1,197,597,647

Total investments	5,225,494,701	4,821,655,993

Accrued dividends and interest receivable	1,714,351	4,276,504
Employer contribution receivable	13,304,347	6,603,367
Employee contribution receivable	4,877,128	5,740,929
Participant notes receivable (Notes 1 and 2)	108,211,985	101,435,777
Other receivable	794,036	760,684

Total assets	5,354,396,548	4,940,473,254

Liabilities

Due to broker for securities purchased	1,586,273	4,130,060
Other payable	113,315	110,615

Total liabilities	1,699,588	4,240,675

Net assets reflecting all investments at fair value	5,352,696,960	4,936,232,579

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 5)	(29,701,604)	(16,732,661)

Net assets available for benefits	$5,322,995,356	$4,919,499,918

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan for Legacy Companies

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions to net assets available for benefits attributable to:

Investment income
Net appreciation in fair value of investments (Note 7)	$332,124,073
Investment income from mutual funds	56,107,092
Interest	17,503
Dividends	1,524,777

Total non-Master Trust investment income	389,773,445
Plan interest in the Stable Value Master Trust investment income	38,943,931

Total investment income	428,717,376

Contributions
Employees	261,891,805
Employer (Note 1)	157,779,668

Total contributions	419,671,473

Interest income on participant notes receivable	5,597,763

Other income	44,514,188

Total additions	898,500,800

Deductions from net assets available for benefits attributable to:

Benefits paid to plan participants	491,688,716
Trustee and administrative fees (Note 2)	3,295,208
Other expense	21,438

Total deductions	495,005,362

Net increase	403,495,438

Net assets available for benefits
Beginning of year	4,919,499,918

End of year	$5,322,995,356

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2010 and 2009

1.	Description of the Plan

The following description of The Bank of America 401(k) Plan for Legacy Companies (the Plan) is provided for general information purposes only. Participants should refer to the Associate Handbook and any supplements thereto for a more complete description of applicable Plan provisions. Other Plan provisions may also apply to participants from predecessor plans assumed by Bank of America Corporation (the Corporation) and merged into the Plan.

Plan Sponsor and Participating Employers

The Corporation is the Plan Sponsor. Participating employers in the Plan include the Corporation and certain of the Corporation’s principal subsidiaries.

General

The Plan is a defined contribution plan for employees of the Corporation and participating subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). All employees covered by the Plan are eligible to make pre-tax contributions as soon as administratively practical after employment commences. After-tax contributions are not permitted.

All employees covered by the Plan are eligible to receive company matching contributions after completing 12 months of service. Any pre-tax contributions made prior to completing 12 months of service are not eligible for the company matching contribution.

The Plan is administered by the Bank of America Corporation Corporate Benefits Committee (the Committee). The Board of Directors of the Corporation has the right at any time to remove any member of the Committee. Members of the Committee serve without compensation and act by majority vote. The Committee has overall responsibility for the operation and administration of the Plan including the power to construe and interpret the Plan, decide all questions that arise thereunder, and to delegate responsibilities.

Investment Alternatives

The Plan provides participants with a total of 27 investment alternatives as of December 31, 2010. Effective January 1, 2010, all assets of the LifePath Index 2010 Fund transferred to the LifePath Index Retirement Fund. Participants’ accounts invested in units of the LifePath Index 2010 Fund were automatically converted to holdings in the LifePath Index Retirement Fund. At that time, the LifePath Index 2010 Fund ceased to exist. Effective July 30, 2010, the LifePath Index 2055 Fund was added as a new investment alternative. Additional investment alternatives include 8 other LifePath Index Funds, 15 mutual funds, a Stable Value Fund and the Bank of America Corporation

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2010 and 2009

1.	Description of the Plan (Continued)

Investment Alternatives (Continued)

Common Stock Fund (invests primarily in the Corporation’s common stock). Participants may elect to modify existing investment allocations on a periodic basis subject to the provisions of the Plan.

Plan Trustee

Bank of America, N.A. (BANA) is the Plan Trustee.

Contributions

The Plan provides for participant pre-tax contributions through salary deductions ranging from 1% to 30% of base pay, overtime pay, shift differential pay, vacation and holiday pay, short-term disability benefits, and commissions, bonuses or other incentive pay designated by the Committee. In accordance with federal law, 2010 annual pre-tax contributions were limited to $16,500 for participants who are below age 50. Additional 2010 contributions of $5,500 were permitted for participants over age 50. Participants are permitted to change their contribution rate in multiples of 1% on a daily basis.

Company matching contributions are calculated and allocated to the participant’s account on a pay period basis. Company matching contribution is equal to the first 5% of plan-eligible compensation contributed by the participant for the pay period. Company matching contributions are made in cash and are directed to the same investment choices as the pre-tax contributions. An end of year “true-up” matching contribution is also provided.

Employer contributions include forfeitures and additional contributions which are made in the form of cash. After consideration of forfeitures, the actual cash remitted by the Corporation was $157,779,668 for 2010.

Payment of Benefits

While still in service, participants may generally withdraw employee and employer vested contributions as follows:

(1)	Employee contributions may be withdrawn in the case of financial hardship within the meaning of Section 401(k) of the Internal Revenue Code (IRC), disability or after age 59 1/2;

(2)	Company matching contributions for 2005 and later Plan years may be withdrawn in the case of disability or after age 59 1/2; and

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2010 and 2009

1.	Description of the Plan (Continued)

Payment of Benefits (Continued)

(3)	Company matching contributions for pre-2005 Plan years may be withdrawn in the case of financial hardship (as referenced above), disability, after 5 years of Plan participation, or after age 59 1/2.

Following a participant’s death, disability, retirement or other separation from service, all vested amounts held in the Plan for a participant’s benefit are payable in a single lump sum. The form of payment is cash, except to the extent that the participant elects to have the portion of his/her account invested in the Bank of America Corporation Common Stock Fund distributed in shares of Bank of America Corporation Common Stock. Participants may elect to roll over a portion or all of their vested Plan balance to increase their monthly annuity payment under The Bank of America Pension Plan for Legacy Fleet (the Pension Plan), which is a component plan of The Bank of America Pension Plan for Legacy Companies, if their vested cash balance account in the Pension Plan and account balance in this Plan both exceed $5,000. The Pension Plan is a defined benefit cash balance plan providing retirement benefits to eligible employees. The Plan provides other payment methods for certain participants in predecessor plans merged with the Plan.

Vesting of Benefits

Each participant is 100% vested in the participant’s pre-tax and rollover contributions to the Plan and company matching contributions, as well as earnings thereon.

Participant Accounts

Each participant’s account is credited with the allocation of the participant’s pre-tax and matching contributions each pay period. Earnings for all funds are allocated to a participant’s account on a daily basis based on the participant’s account balance in relation to the total fund balance. Participants may elect to have the dividends earned on the Corporation’s stock allocated to their accounts paid directly to them in cash or reinvested in the Plan. Interest on participant loans is credited to the accounts of the participant making the payment.

Participant Notes Receivable

Participants with vested account balances of at least $2,000 may borrow from their vested account balance. The minimum loan amount is $1,000. The maximum loan amount is $50,000. The maximum loan amount is reduced by (i) the outstanding balance of any other loan from the Plan, the Pension Plan or The Bank of America Transferred Savings Account Plan (TSA) or (ii) if greater, the highest outstanding balance of any other loan from the Plan, the Pension Plan or the TSA Plan any time during the one year period

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2010 and 2009

1.	Description of the Plan (Continued)

Participant Notes Receivable (Continued)

ending immediately before the date of the loan. The maximum loan amount may also not exceed 50% of the participant’s vested account balance, reduced by the outstanding balance of any other loan from the Plan, the Pension Plan or the TSA Plan.

Participants may apply for a general purpose loan or a primary residence loan. At any time participants may have only one general purpose loan and one primary residence loan outstanding from the Plan.

Each loan bears an interest rate equal to the prime rate plus 1% and is fixed for the life of the loan. Interest rates ranged from 4.25% to 11.50% for loans held by the Plan as of December 31, 2010 and 2009.

Loan repayments are made from payroll deductions and are invested in accordance with the participant’s current investment direction for future contributions. The repayment period for general purpose loans is 12 to 57 months. In the case of a primary residence loan the repayment period can be up to 180 months.

2.	Summary of Significant Accounting Policies

Recent Accounting Pronouncement

In January 2010, Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06), expanded the required disclosures about fair value measurements (see Note 6: Fair Value Measurements). ASU 2010-06 requires (i) separate disclosure of significant transfers into and out of level 1 and level 2, along with reasons for such transfers; (ii) separate presentation of gross purchases, sales, issuances, and settlements in the level 3 reconciliation; and (iii) presentation of fair value disclosures by “nature and risk” class for all fair value assets and liabilities. The requirements of ASU 2010-06 are effective for the current reporting period except for the level 3 reconciliation disaggregation which is required in 2011 reporting. The Plan’s financial statements are presented to conform to the requirements of ASU 2010-06.

Significant accounting policies of the Plan are summarized below:

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with U.S generally accepted accounting principles (GAAP). Revenues are recognized as earned. Benefits paid to plan participants are recorded when paid. All other expenses are recorded as incurred.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2010 and 2009

2.	Summary of Significant Accounting Policies (Continued)

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of Plan additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 6: Fair Value Measurements).

Benefit responsive investment contracts are stated at fair value and are adjusted to contract value (which represent contributions made under the contract, plus interest less withdrawals and administration expenses) on the Statements of Net Assets Available for Benefits (see Note 5: Interest in the Stable Value Master Trust). As described in Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, which was codified in Accounting Standards Codification (ASC) 962-205-45, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Realized gains (losses) on investment transactions are recorded as the difference between proceeds received and cost. Cost is determined on the average cost basis.

Net appreciation (depreciation) in fair value of investments includes the reversal of previously recognized appreciation (depreciation) related to investments sold during the period.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2010 and 2009

2.	Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition (Continued)

Investment securities purchased and sold are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant Notes Receivable

Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Plan Expenses

Trustee direct expenses, some professional fees and certain administrative fees for associate communication and services, recordkeeping and benefit payment services are paid by the Plan. These expenses are borne by participants based on their investments in the Plan’s investment funds. Other administrative expenses and some professional fees are paid by the Corporation.

Subsequent Events

In preparing the financial statements, transactions and events were evaluated for potential recognition. It was determined that there are no subsequent transactions that require disclosure to or adjustment in the financial statements.

Reclassifications

In September, 2010, ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, clarified the classification and measurement of the participant loans by defined contribution plans. ASU 2010-25 provided that in defined contribution plans’ financial statements, participant loans should be classified as notes receivable from the participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Additionally, participant loans are exempt from (i) the disclosure requirements about fair value in paragraphs 825-10-50-10 through 50-16 of the ASC and (ii) credit quality disclosures required by the amendments in ASU 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.

The Plan reclassified participant loans to participant notes receivable totaling $108,211,985 and $101,435,777 as of December 31, 2010 and 2009, respectively on the Statements of Net Assets Available for Benefits. Net assets of the Plan were not affected by the reclassification.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2010 and 2009

3.	Concentrations of Investment Risk

Investments as of December 31, 2010 and 2009 that represent 5% or more of the Plan’s net assets available for benefits include the following:

	2010	2009

Bank of America Corporation Common Stock	$516,632,348	$558,132,139
Columbia Large Cap Index Fund	357,795,144	330,722,254
Columbia Mid Cap Index Fund	306,442,597	*
Dodge & Cox Stock Fund	512,382,042	476,714,372
Fidelity Diversified International Fund	355,473,875	340,571,044
Growth Fund of America	434,755,359	408,181,868
Western Asset Core Bond Portfolio Fund	362,968,990	333,030,750
Plan interest in the Stable Value Master Trust at contract value	1,145,738,967	1,180,864,986

*	Investment was below 5% of the Plan’s net assets at year end.

4.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

5.	Interest in the Stable Value Master Trust

A portion of the Plan’s investments is in the Stable Value Master Trust (Master Trust). The Master Trust was established on January 1, 2009 to provide a single collective investment vehicle for the Stable Value Fund investment option of the Plan, The Bank of America 401(k) Plan, and the TSA Plan, and effective December 3, 2010, the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan and the Merrill Lynch & Co., Inc. Retirement Accumulation Plan (collectively known as Participating Plans). The assets of the Master Trust are held by BANA, as Trustee, and the portfolio is managed by an unaffiliated investment advisor, The Dreyfus Corporation, a unit of BNY Mellon. Each Participating Plan owns an undivided interest in the Master Trust.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2010 and 2009

5.	Interest in the Stable Value Master Trust (Continued)

The terms of the underlying investment contracts in the Stable Value Fund are benefit responsive, providing a guarantee by the issuer to pay principal plus accrued interest in response to benefit-related requests for payment.

The value of the Plan’s interest in the Master Trust is based on the beginning value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses.

The fair market values of these investment contracts reported in the aggregate for the Master Trust was $3,661,075,833 and $3,335,714,669 as of December 31, 2010 and 2009, respectively. The Plan had an undivided interest of 32.11% and 35.90% in the following assets of the Master Trust as of December 31, 2010 and 2009, respectively:

	2010
	Contract Value	Investment at Fair Value	Wrap Contract Fair Value	Adjustment to Contract Value

Money market funds	$500,688,331	$500,688,331	$—	$—
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	588,546,374	603,537,780	524,556	(15,515,962)
Constant duration synthetic guaranteed investment contracts	2,357,556,397	2,429,717,391	2,687,903	(74,848,897)
Variable rate synthetic guaranteed investment contract	10,025,197	10,110,583	—	(85,386)
Guaranteed investment contracts	59,477,816	60,691,718	—	(1,213,902)
Collective investment funds	52,278,669	53,117,571	—	(838,902)

	3,568,572,784	3,657,863,374	3,212,459	(92,503,049)
Accrued expenses	(268,903)	(268,903)	—	—

Total Master Trust net assets	$3,568,303,881	$3,657,594,471	$3,212,459	$(92,503,049)

Plan Interest in the Stable Value Master Trust	$1,145,738,967	$1,174,409,159	$1,031,412	$(29,701,604)

	2009
	Contract Value	Investment at Fair Value	Wrap Contract Fair Value	Adjustment to Contract Value

Money market funds	$240,731,916	$240,731,916	$—	$—
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	777,427,959	797,995,445	524,776	(21,092,263)
Constant duration synthetic guaranteed investment contracts	2,151,540,822	2,172,906,834	2,038,400	(23,404,411)
Variable rate synthetic guaranteed investment contract	10,051,161	10,409,290	—	(358,129)
Guaranteed investment contracts	58,511,381	59,699,218	—	(1,187,837)
Collective investment funds	50,848,695	51,408,790	—	(560,095)

	$3,289,111,934	3,333,151,493	2,563,176	(46,602,735)
Accrued expenses	(242,394)	(242,394)	—	—

Total Master Trust net assets	$3,288,869,540	$3,332,909,099	$2,563,176	$(46,602,735)

Plan Interest in the Stable Value Master Trust	$1,180,864,986	$1,196,677,341	$920,306	$(16,732,661)

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2010 and 2009

5.	Interest in the Stable Value Master Trust (Continued)

For the year ended December 31, 2010, the Master Trust earned $110,675,974 in interest income. The average yield and crediting interest rates for such investments were 3.01% and 3.23%, respectively for 2010. The average yield credited to participants was 2.98% for 2010.

The Stable Value Fund generally consists of the following types of guaranteed investment contracts (GICs) described below:

Guaranteed Investment Contracts

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Fair values of traditional GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable duration Wall Street Journal GIC Index rates.

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

Fair values of separate account GICs are calculated using the market value provided by the insurance companies that manage the underlying assets of the product.

Fixed Maturity Synthetic Guaranteed Investment Contracts

General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2010 and 2009

5.	Interest in the Stable Value Trust (Continued)

Fixed Maturity Synthetic Guaranteed Investment Contracts (Continued)

Fair values of general fixed maturity synthetic GICs are calculated using the sum of all assets’ market values provided by Interactive Data Services, a third party vendor BNY Mellon has engaged to provide fixed income prices on a monthly basis.

Variable Synthetic Guaranteed Investment Contracts

Variable synthetic GICs consist of an asset or collection of assets that are managed by a bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the fund (or plan). The contract is benefit responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on the current market index rates at that time and an investment spread. The investment spread is established at time of issuance and is guaranteed by the issuer for the life of the investment.

Fair values for variable synthetic GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable swap rates.

Constant Duration Synthetic Guaranteed Investment Contracts

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

Fair values for constant duration synthetic GICs are calculated using the market values provided by the external investment managers BNY Mellon or its clients have engaged to provide investment services.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2010 and 2009

5.	Interest in the Stable Value Master Trust (Continued)

In the absence of an actively traded market, discounted cash flows are only an estimate of the contract’s economic value. These values are not a useful value for participant statement purposes nor are they representative of the value that may be received from those contracts in either a participant disbursement or an early termination of the contract.

It is probable that withdrawals and transfers resulting from the following events will limit the ability of the fund to transact at book or contract value. Instead, market value will likely be used in determining the payouts to the participants:

•	Employer-initiated events – events within the control of the plan or the plan sponsor which would have a material and adverse impact on the fund;

•	Employer communications designed to induce participants to transfer from the fund;

•	Competing fund transfer or violation of equity wash or equivalent rules in place;

•	Changes of qualification status of the plan.

In general, issuers may terminate the contract and settle at other than contract value if the qualification status of employer or plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

All contracts are benefit responsive unless otherwise noted.

6.	Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2010 and 2009

6.	Fair Value Measurements (Continued)

Level 2	Inputs to the valuation methodology include:

•        Quoted prices for similar assets or liabilities in active markets;

•        Quoted prices for identical or similar assets or liabilities in inactive markets;

•        Inputs other than quoted prices that are observable for the asset or liability; and

•        Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2010 and 2009.

Money market funds and interest bearing cash are valued at cost, which approximates fair value.

Mutual funds are valued at the net asset value of shares held by the Plan at year end.

Collective investment funds are valued based on the closing market price reported on the active market on which the underlying investments are traded.

Common stocks are valued at the closing market price reported on the active market on which the securities are traded.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2010 and 2009

6.	Fair Value Measurements (Continued)

Investment contracts, including wrap contracts, held in the Master Trust which are comprised of fixed maturity synthetic GIC, constant duration synthetic GIC, variable rate synthetic GIC and traditional GIC are valued using the present value of the contracts’ future cash flow values discounted by comparable duration Wall Street Journal GIC Index rates. In relation to Master Trust GIC contracts, principal protection is purchased from the issuer in the form of a wrap. These wraps are valued based on an internal pricing matrix which uses an income approach to determine the present value of the fee payments related to the contract, using both current contractual fees as well as replacement fees generated by matrix pricing (see Note 5: Interest in the Stable Value Master Trust).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s investments at fair value as of December 31, 2010 and 2009:

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Money market funds	$500,688,331	$—	$—	$500,688,331
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	—	603,537,780	—	603,537,780
Constant duration synthetic guaranteed investment contracts	—	2,429,717,391	—	2,429,717,391
Variable rate synthetic guaranteed investment contract	—	10,110,583	—	10,110,583
Guaranteed investment contracts	—	60,691,718	—	60,691,718
Collective investment funds	—	53,117,571	—	53,117,571
Wrap contracts	—	—	3,212,459	3,212,459

Total Master Trust investments at fair value	$500,688,331	$3,157,175,043	$3,212,459	$3,661,075,833

	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Money market funds	$240,731,916	$—	$—	$240,731,916
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	—	797,995,445	—	797,995,445
Constant duration synthetic guaranteed investment contracts	—	2,172,906,834	—	2,172,906,834
Variable rate synthetic guaranteed investment contract	—	10,409,290	—	10,409,290
Guaranteed investment contracts	—	59,699,218	—	59,699,218
Collective investment funds	—	51,408,790	—	51,408,790
Wrap contracts	—	—	2,563,176	2,563,176

Total Master Trust investments at fair value	$240,731,916	$3,092,419,577	$2,563,176	$3,335,714,669

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2010 and 2009

6.	Fair Value Measurements (Continued)

The following table sets forth the summary of changes in the fair value of the Master Trust’s level 3 investments for the years ended December 31, 2010 and 2009:

	Wrap Contracts
	2010	2009

Balance, beginning of year	$2,563,176	$2,917,527
Realized gains (losses)	—	—
Unrealized gains (losses) relating to Master Trust for investments still held at reporting date	—	—
Purchases, sales, issuances, and settlements (net)	649,283	(354,351)
Transfers in to/out of level 3	—	—

Balance, end of year	$3,212,459	$2,563,176

The following tables set forth by level, within the fair value hierarchy, the Plan’s non-Master Trust investments at fair value as of December 31, 2010 and 2009:

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Money market funds and interest bearing cash	$9,986,639	$—	$—	$9,986,639
Mutual funds
Domestic broad market equity	90,707,272	—	—	90,707,272
Domestic large cap equity	1,494,325,458	—	—	1,494,325,458
Domestic mid cap equity	306,442,597	—	—	306,442,597
Domestic REIT equity	50,927,398	—	—	50,927,398
Domestic small cap equity	274,121,795	—	—	274,121,795
Fixed income	532,848,387	—	—	532,848,387
International developed equity	382,970,600	—	—	382,970,600
Collective investment funds	—	391,063,646	—	391,063,646
Common and preferred stocks	516,632,648	—	—	516,632,648
Other investments	—	—	27,690	27,690

Total non-Master Trust investments at fair value	$3,658,962,794	$391,063,646	$27,690	$4,050,054,130

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2010 and 2009

6.	Fair Value Measurements (Continued)

	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Money market funds and interest bearing cash	$13,242,485	$—	$—	$13,242,485
Mutual funds
Domestic broad market equity	61,412,343	—	—	61,412,343
Domestic large cap equity	1,382,195,833	—	—	1,382,195,833
Domestic mid cap equity	237,565,300	—	—	237,565,300
Domestic REIT equity	31,109,406	—	—	31,109,406
Domestic small cap equity	215,569,216	—	—	215,569,216
Fixed income	485,454,890	—	—	485,454,890
International developed equity	365,758,527	—	—	365,758,527
Collective investment funds	—	273,617,944	—	273,617,944
Common and preferred stocks	558,132,402	—	—	558,132,402
Other investments	—	—	—	—

Total non-Master Trust investments at fair value	$3,350,440,402	$273,617,944	$—	$3,624,058,346

The following table sets forth the summary of changes in the fair value of the non-Master Trust’s level 3 investments for the year ended December 31, 2010:

Other Investments
2010

Balance, beginning of year	$—
Realized gains (losses)	—
Unrealized gains (losses) relating to Master Trust for investments still held at reporting date	—
Purchases, sales, issuances, and settlements (net)	—
Transfers in to/out of level 3	27,690

Balance, end of year	$27,690

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2010 and 2009

7.	Net Appreciation in Fair Value of Investments

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows for the year ended December 31, 2010:

Mutual funds	$353,359,252
Collective investment funds	43,844,532
Common stocks	(65,107,401)
Other investments	27,690

Net appreciation in fair value of investments	$332,124,073

8.	Other Income

Other income substantially represents the Plan’s allocable share of proceeds from a judicially approved settlement of a class action lawsuit brought by participants in the Countrywide Financial Corporation 401(k) Savings and Investment Plan (Countrywide Plan) that alleged ERISA fiduciary violations with respect to that plan’s investments in the Countrywide Stock Fund. The Plan is the successor to the Countrywide Plan.

9.	Plan Termination

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

10.	Related Party Transactions

At the end of 2009 the Plan held investments in the Columbia Fund family totaling $1,039,693,151. These funds were administered and advised by Columbia Management Group (CMG) which was at the time, a non-bank affiliate of the Corporation.

On May 1, 2010, the Corporation completed the sale of CMG’s long-term asset management business. The Corporation retained CMG’s cash business which was renamed BofA Global Capital Management.

These cash funds are advised by BofA Global Advisors, LLC, distributed by BofA Distributors, Inc. and are collectively referred to as the “BofA Funds.” BofA Global Capital Management, BofA Global Advisors, LLC and BofA Distributors, Inc. are all affiliates of BANA and the Corporation.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2010 and 2009

10.	Related Party Transactions (Continued)

Certain collective funds in the Plan are managed by BlackRock Investment Management LLC (BlackRock). BlackRock is an indirect, wholly owned subsidiary of BlackRock Inc. The Corporation owns a 7% economic interest in BlackRock, Inc.

As of December 31, 2010, the Plan held investments managed and administered by BofA Global Capital Management totaling $9,986,639 and received interest thereon of $17,183.

As of December 31, 2010 and 2009, the Plan held investments in Bank of America Corporation Common Stock valued at $516,632,348 and $558,132,139, respectively. The Plan earned dividends of $1,524,758 on the Bank of America Corporation Common Stock held during the year ended December 31, 2010.

As of December 31, 2010 and 2009, the Plan held investments in BlackRock funds totaling $391,063,646 and $273,617,944, respectively.

The Plan paid direct expenses to the Trustee totaling $183,098 during 2010.

11.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2010	2009

Net assets available for benefits per the financial statements	$5,322,995,356	$4,919,499,918
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	29,701,604	16,732,661
Benefit obligations payable	(2,051,552)	(1,463,004)

Net assets available for benefits per Form 5500	$5,350,645,408	$4,934,769,575

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2010 and 2009

11.	Reconciliation to Form 5500 (Continued)

The following is a reconciliation of investment income per the financial statements to Form 5500:

Year Ended December 31, 2010

Total income per the financial statements	$898,500,800
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:
End of year	29,701,604
Beginning of year	(16,732,661)

Total income per Form 5500	$911,469,743

The following is a reconciliation of benefits paid to plan participants per the financial statements to Form 5500:

Year Ended December 31, 2010

Benefits paid to plan participants per the financial statements	$491,688,716
Add: Benefit obligations payable at end of year	2,051,552
Less: Benefit obligations payable at beginning of year	(1,463,004)

Benefits paid to plan participants per Form 5500	$492,277,264

Benefit obligations payable and related benefits paid are recorded on Form 5500 for those claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. For financial statement purposes, such amounts are not recorded until paid.

12.	Federal Income Tax Status

On August 8, 2003, the Plan Sponsor was informed by a determination letter from the Internal Revenue Service (IRS) that the Plan was designed in accordance with applicable sections of the IRC. The Plan has been amended and restated since receiving this determination letter. In January of 2010, the Plan Sponsor filed for an updated determination letter. The application is currently pending review by the IRS.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2010 and 2009

12.	Federal Income Tax Status (Continued)

The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Under present federal income tax laws, a participating employee will not be subject to federal income taxes on the contributions by the employer, or on the interest, dividends or profits on the sale of investments received by the trustee, until the participating employee’s account is distributed.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not to be sustained upon examination by the IRS. The tax positions taken by the Plan have been analyzed and, as of December 31, 2010, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

The Bank of America 401(k) Plan for Legacy Companies

EIN 56-0906609 Plan No. 006

Schedule H, Line 4i - Schedule of Assets

December 31, 2010

( a )	( b )	( c )	( d )	( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Number of Shares/Units	Current Value

	MONEY MARKET AND INTEREST BEARING CASH
*	BOFA	CASH RESERVES CAPITAL CLASS	9,986,639	$9,986,639

	TOTAL MONEY MARKET AND INTEREST BEARING CASH			9,986,639

	MUTUAL FUNDS
	AMERICAN FUNDS	GROWTH FUND OF AMERICA	14,282,371	434,755,359
	COLUMBIA	CORE BOND FUND	12,875,061	140,981,915
	COLUMBIA	LARGE CAP INDEX FUND	14,730,142	357,795,144
	COLUMBIA	LARGE CAP VALUE FUND	13,290,942	153,111,649
	COLUMBIA	MARSICO FOCUSED EQUITIES FUND	1,563,174	36,281,264
	COLUMBIA	MID CAP INDEX FUND	26,600,920	306,442,597
	COLUMBIA	MULTI-ADVISOR INTL EQUITY FUND	2,259,386	27,496,725
	COLUMBIA	SMALL CAP INDEX FUND	9,592,838	165,764,232
	DODGE & COX	STOCK FUND	4,754,844	512,382,042
*	FIDELITY	DIVERSIFIED INTERNATIONAL FUND	11,790,178	355,473,875
*	FIDELITY	REAL ESTATE INVESTMENT PORTFOLIO	1,982,382	50,927,398
	LEGG MASON BATTERYMARCH	US SMALL CAP EQUITY PORTFOLIO	11,193,963	108,357,563
	VANGUARD	INFLATION PROTECTED SECURITIES FUND	2,778,604	28,897,482
	VANGUARD	INSTITUTIONAL TOTAL STOCK MARKET INDEX FUND	3,178,251	90,707,272
	WESTERN ASSET	CORE BOND PORTFOLIO FUND	31,783,624	362,968,990

	TOTAL MUTUAL FUNDS			3,132,343,507

	COLLECTIVE INVESTMENT FUNDS
*	BLACKROCK	LIFEPATH INDEX 2015 FUND	3,069,186	32,594,753
*	BLACKROCK	LIFEPATH INDEX 2020 FUND	6,606,270	68,771,267
*	BLACKROCK	LIFEPATH INDEX 2025 FUND	4,403,210	45,000,801
*	BLACKROCK	LIFEPATH INDEX 2030 FUND	7,668,249	76,989,221
*	BLACKROCK	LIFEPATH INDEX 2035 FUND	3,972,592	39,209,480
*	BLACKROCK	LIFEPATH INDEX 2040 FUND	6,135,330	59,574,055
*	BLACKROCK	LIFEPATH INDEX 2045 FUND	1,737,482	16,610,324
*	BLACKROCK	LIFEPATH INDEX 2050 FUND	954,656	9,126,509
*	BLACKROCK	LIFEPATH INDEX 2055 FUND	51,665	584,329
*	BLACKROCK	LIFEPATH INDEX RETIREMENT FUND	3,831,197	42,602,907

	TOTAL COLLECTIVE INVESTMENT FUNDS			391,063,646

	COMMON AND PREFERRED STOCKS
	ARYT INDS LTD	COMMON STOCK	1,000	300
*	BANK OF AMERICA CORPORATION	COMMON STOCK	38,728,062	516,632,348

	TOTAL COMMON AND PREFERRED STOCKS			516,632,648

	OTHER INVESTMENTS
	MUTUALS CAPITAL ALLIANCE INC		276,895	27,690

	TOTAL OTHER INVESTMENTS			27,690

	TOTAL NON-MASTER TRUST INVESTMENTS			$4,050,054,130

*	PARTICIPANT LOANS	INTEREST RATES RANGING FROM 4.25% TO 11.50%		$108,211,985

*	Investments with parties-in-intereset as defined under ERISA.

Column (d) Cost was omitted as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE BANK OF AMERICA 401(K) PLAN FOR LEGACY COMPANIES

Date: June 28, 2011	/s/ SUSAN E. KELLY
Senior Vice President Retirement Service Delivery Executive Bank of America Corporation

Exhibit Index

Exhibit No.	Description

23.1	Consent of Morris, Davis & Chan LLP, Independent Registered Public Accounting Firm.